Exhibit 99.1



CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER 18 U.S.C. SECTION 1350


I, Stefan Vermuelen, Chief Financial Officer of ICTS International, NV, hereby certify, to my knowledge:

1. That the Quarterly Report on Form 6-K of ICTS International, NV for the quarterly period ended on September 30, 2002 (the "Report"), which this Certification is attached as Exhibit 99.1, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. That the information contained in the Report fairly presents, in all material
respects,   the  financial   condition  and  results  of  operations  of  IC  TS
International, NV.

The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Dated: November 15, 2002

                                           By:_______________________
                                               Stefan Vermuelen